Summary Page

02/28/2022 - Schedule A Form SBSE-A:

- Principal additions: George Wheeler Madison and Melvin Louis Flowers

12/09/2021 – Schedule A Form SBSE-A:

- Principal additions: Deborah Parker and Alice Davey Schroder
- Spelling correction of Alfred Traboulsi
- Removed Dae Youn Choi's CRD Number

10/29/2021 – HBUS Supplement Form SBSE-A -

- Item 13A: Books and Records
- Item 14: HSBC Bank NA Control.
- Item 15: Capital contributions summary